May 20, 2026

Christopher Baker
President and Chief Executive Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard, 15th Floor
Houston, TX 77056

        Re: KLX Energy Services Holdings, Inc.
            Registration Statement on Form S-3
            Filed May 14, 2026
            File No. 333-295905
Dear Christopher Baker:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Katherine Terrell Frank